May 6, 2005

Mail Stop 4561

Via U.S. Mail and Fax (941) 739-2078
Mr. Norman R. Dobiesz
Chairman and Chief Executive Officer
V-GPO, Inc.
2150 Whitfield Industrial Way
Sarasota, FL 34243

	RE:	V-GPO, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 0-30101

Dear Mr. Dobiesz:

      We have reviewed your response letter dated April 27, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3.  Legal Proceedings

1. We have reviewed your response to comment 1. In a supplemental response please address the following issues:

* Tell us whether a negative outcome is probable, reasonably possible
or remote in accordance with paragraph 8 of SFAS 5.  Also, tell us if
you have accrued the $406,000 as a liability within your financial statements as of December 31, 2004. Tell us how you came to the above conclusions considering the fact that a court in April of 2003 ordered you to pay $406,000 to your former landlord.

* You indicated in your response that you don`t believe that the proceeding will have a material effect on your financial position or results of operations. We do not understand how a negative outcome could not have a significant impact on the financial position and results of operations considering the fact that you have less than $10,000 in cash at December 31, 2004. Please revise future filings to include additional disclosure within the liquidity section of MD&A and discuss how you would settle this possible contingency.

Note E - Related Party Transactions, page F-14

2. Your response to prior comment 4 cites paragraph 10 of FIN 39 as your basis for netting amounts due to and from related parties. However, paragraph 10 of FIN 39 relates specifically to fair value amounts on certain specific types of contracts executed with the same counter party under a master netting arrangement. In a supplemental response explain to us how you have determined that it is appropriate to apply this guidance to notes receivable and notes payable with multiple parties.

Note M - Commitments and Contingencies

Financing Commitment and Acquisitions, page F-20

3. Your response to prior comment 5 mentions an initial holder of the bonds and HSBC Bank as trustee. In a supplemental response clarify to us the succession of entities holding the bonds including who holds the bonds now (i.e. have the bonds always been physically held by HSBC or have they changed hands? How many times have they changed hands? Are they now held by a third party to whom you may be liable?).

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief
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V-GPO, Inc.
May 6, 2005
Page 1